02034831

Registration No. Bor Mor Jor 340

ITALIAN - THAI DEVELOPMENT PUBLIC COMPANY LIMITED

June 6, 2002

SEC MAIL PROCESSING RECEIVED JUN 10 2002 WASH. D.C. 154 SECTION

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re : Italian-Thai Development Public Company Limited
Information Furnished Pursuant to Rule12g3-2(b)
Under the Securities Exchange Act of 1934

SUPPL

Ladies and Gentlemen :

We are submitting this letter and the enclosed documents listed in Annex A to supplement the submission of documents pursuant to Rule 12g 3-2 (b) under the Securities Exchange Act of 1934. The enclosed documents should bring file on the Company up to date.

PROCESSED
JUN 19 2002
P THOMSON FINANCIAL

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED

Very truly yours,

Mr. Chatichai Chutima
Vice President (Finance Division)

Enclosures

E-Mail : cccs@italian-thai.co.th

dw 6/17

ITALTHAI TOWER 2034/132-161 NEW PETCHBURI ROAD, BANG KAPI, HUAY KWANG, BANGKOK 10320.THAILAND
P.O. BOX 1011 NEW PETCHBURI, TELEX: ITALTHAI TH 81180, TEL : (+ 622) 716 - 1600, FAX : (+ 662) 716 -1488

Annex A

1. Financial Statement as of Mar 31, 2002, and
2. The Report of material events field with the Stock Exchange of Thailand (" SET ") from Mar - June 2002.

Date : 08/03/2002 13:25
ITD : WAIVING UNREALIZED FOREIGN EXCHANGE LOSS

Translation

Subject : Waiver of the terms potentially causing the delisting of a listed company due to unrealized foreign exchange losses

Italian-Thai Public Company Limited by ITD Planner Co.,Ltd. in its capacity as the planner would like to report the additional information pertaining for unrealized foreign exchange losses of Italian-Thai Public Company Limited caused by the unexpected flotation of the Thai Baht of the loan agreements signed before July 2, 1997 for the year end 2001, which was reviewed by Ernst & Young Office Limited for consideration and approval.

Date : 21/03/2002 13:47
ITD : WOULD LIKE TO INFORM

Translation

With reference to the news appeared in the above mentioned newspapers regarding the construction of Passenger Terminal and Concourse Building for Suvanabhumi Airport, we ITD Planner Company Limited, in its capacity of the Planner of Italian-Thai Development Public Company Limited ("the Company") would like to clarify that

1. As per the Construction Contract between ITO Joint Venture and the New Bangkok International Airport Company Limited dated November 9th, 2001, ITD Planner Company Limited has assigned Mr. Premchai Karnasuta to sign on behalf of Italian-Thai Development Public Company Limited.

2. Italian-Thai Development Public Company Limited has signed the Joint Venture Agreement with Takenaka Corporation and Obayashi Corporation on August 1st, 1990. At that time, it was 1 year prior to the entry into the Central Bankruptcy Court. However, during that period the Company has continually informed both partners regarding the business reorganization process of the Central Rehabilitation Court and its progress.

The Company as a partner in ITO Joint Venture would like to inform you that Italian-Thai Development Public Company Limited, Takenaka Corporation and Obayashi Corporation still in good cooperation the work has already started and in good progress in accordance with the plan.

Please be informed that the Central Bankruptcy Court has issued an order to consider the Plan on 1st April 2002 and if the Consideration for Approval of the Reorganization Plan cannot be completed in that day, the Court Hearing will be continued on 10th, 12th and 19th April 2002.

Date : 05/04/2002 08:51
ITD : PROGRESS ON REORGANIZATION PLAN OF COMPANY

Translation

Italian-Thai Development Public Co., Ltd would like to inform SET that on April 4, 2002. The Central Bankruptcy Court issued an order approving the Business Reorganization Plan of the Company and approving ITD Planner Co., Ltd to implement the plan accordingly.Pursuant to this order,the role of ITD Planer Co., Ltd will change from that of Planner to Plan Administrator.The rights and duties of the Planner would have passed to the Plan Administrator since such date. Please be informed accordingly and disclose to all investors for their information.

Date : 09/04/2002 08:37
ITD : SIGNED CONTRACT

Translation

ITD Planner Company Limited, in its capacity of the Planner of Italian-Thai Development Public Company Limited is pleased to inform SET that on Mar 11, 2002 the JV.POC-ITD which comprised of Italian-Thai Development Public Co., Ltd. and Penta Ocean Construction Co.,Ltd.signed a contract with Port Authority of Sihanoukville to proceed of Sihanoukville Port Urgent Rehabilitation Project at Kingdom of Cambodia.

The details of the contract are as follows :-

Description of works :Dredging approximate 900,000 m3.,reclamation 516,000 m3 Quay 240 m. long with concrete block compose of heavy duty pavement 64,000 m container yard terminal and interconnection road of 320 m. long

Contract value : US$ 30,636,405.38 (including VAT)
(ITD Portion 45% = US$ 13,786,382.42 approximately Baht 606.6 M)

The period of work : 912 days

Date : 10/04/2002 08:45
ITD : THE SUMMARY OF THE BUSINESS REORGANIZATION PLAN

Translation

Refer to approving the Business Reorganization Plan by the Central Bankruptcy Court on Apr 4th, 2002.

ITD Planner Company Limited, in its capacity of the Plan Administrator of Italian-Thai Development Public Company Limited, wishes to inform SET that at the summary of the plan as follow :-

Class 5 and 6 Creditors have the right but not the obligation to participate in the DDRP and VDEC and may not submit a bid involving the same Claim simultaneously under both the DDRP and the VDEC.

(1) VOLUNTARY DISCOUNTED DEBT REDEMPTION PROGRAM (DDRP)

- The amount to be used for DDRP shall be not less than THB 1.9 billion
- The bidding prices shall not be higher than 35% of the principal

(2) VOLUNTARY DEBT EQUITY CONVERSION PROGRAM (VDEC)

- 80 million shares
- Minimum bid THB 10 per share
- If all shares are not issued the balance is cancelled
- Tender on principal balances only
- Principal conversion in order of highest bidding prices

Special Purpose Vehicle (SPV), Serviceable Claims and Mandatory Debt Equity Conversion

The Claims of Classes 5 and 6 Creditors which have not been repurchased under the DDRP or converted into shares under the VDEC in the aggregate amount of THB 4 billion shall be novated to the SPV.

(3) SPECIAL PURPOSE VEHICLE (SPV)

Debt	: THB 4.0 billion of novated claims
Asset	: THB 4.0 billion transfer to SPV
Maturity	: 30 June 2007
Repayment	: 30 June 2003 - THB 75 m,
Schedule	: 30 June 2005 - THB 200 m and 30 June 2007 - THB 3,725 m
Interest	: No

The Claims of Classes 5 and 6 Creditors (other than those Claims which have been repurchased under the DDRP or converted into shares under the VDEC, or novated to the SPV), amounting not more than 2.0 billion shall be Serviceable claims

(4) SERVICEABLE CLAIMS (SC)

- Debt - THB 2.0 billion (maximum)
- Term - end 31 December 2007
- Principal Amortisation every quarter by
  - 2004 repay 2.5% of sc
  - 2005 repay 3.0% of sc
  - 2006 repay 3.5% of sc
  - 31 March, 30 June and 30 September 2007 repay 3.5% of sc
  - 31 December 2007 repay 53.5% of sc
- Grace Period - until 30 March 2004
- Interest payment - quarterly in arrears
- Interest THB MLR - 3%

(5) MANDATORY DEBT FOR EQUITY CONVERSION

- Maximum 43 million shares
- Conversion price - THB 10 minimum per share
- If all the shares are not issued the balance are cancelled

The remaining claims of classes 5 and 6 Creditors (other than those claims which have been repurchased under the DDRP or converted into shares under the VDEC, novated to the SPV or transfer to serviceable claims) shall be converted in to ordinary shares of ITD.

Date : 12/04/2002 09:21
ITD : TO DECREASE AND INCREASE THE REGISTERED CAPITAL

Translation

Pursuant to The Central Bankruptcy Court's order approving the Business Reorganization Plan of Italian Thai Development Public Company Limited (the "Company") on April 4, 2002, and according to such Business Reorganization Plan, ITD Planner Company Limited (the "Plan Administrator") is required to file a registration to decrease and to increase the registered capital of the Company. On April 10, 2002, the Central Bankruptcy Court issued an order approving the Company to decrease the registered capital, to increase the registered capital, and to amend the Articles of Association of the Company in compliance with the Business Reorganization Plan as follows;

1. To decrease the registered capital by reducing the unissued shares in the amount of Baht 1,805,000,000 (Baht One billion eight hundred and five million) from the registered capital of

the Company which equals Baht 4,305,000,000 (Baht Four billion three hundred and five million). The remaining registered capital will be equal to the issued and paid-up capital of the Company or Baht 2,500,000,000 (Baht Two billion and five hundred million). Clause 4 of the Memorandum of Association shall be amended to reflect the decreased registered capital.

2. To increase the registered capital of the Company in the amount of Baht 1,730,000,000 (Baht One billion seven hundred and thirty million) by issuing the ordinary shares in the amount of 173,000,000 (One hundred seventy three million) at the price of Baht 10 per share. The registered capital will be Baht 4,230,000,000 (Baht Four billion two hundred and thirty million) divided into 423,000,000 ordinary shares (Four hundred and twenty three million shares) with a par value of Baht 10 (Baht Ten). Clause 4 of the Memorandum of Association shall be amended to reflect the increased registered capital.

3. To add Clause 46 in Chapter 7 of the Articles of Association of the Company to "Clause 46. In the event that the Company or subsidiaries enter into a connected transaction or a transaction which is relevant to the acquisition or disposition of the assets of the Company or subsidiaries pursuant to the regulations of the Stock Exchange of Thailand, (as the case may be) the Company shall comply with the regulations and procedures of such relevant regulations".

Please be informed accordingly

(F 53-4)

Capital Increase Report Form
Italian Thai Development Public Company Limited

April 11, 2002

We, Italian Thai Development Public Company Limited, hereby report the orders of the Central Bankruptcy Court on April 10, 2002, in respect of registered capital reduction and registered capital increase of the company as follows:

1. Registered Capital Reduction and Registered Capital Increase:

1.1 Registered Capital Reduction

The Central Bankruptcy Court has given an order for the Company to reduce its registered capital by Baht 1,805,000,000 from its existing registered capital of Baht 4,305,000,000, thereby being a total paid-up capital of Baht 2,500,000,000, divided into 250,000,000 ordinary shares at the par value of Baht 10 per share.

1.2 Registered Capital Increase

The Central Bankruptcy Court has given an order for the Company to increase its registered capital from Baht 2,500,000,000 to Baht 4,230,000,000, by issuing 173,000,000 ordinary shares at the par value of Baht 10 per share, thereby representing a total amount of Baht 1,730,000,000.

2. Allotment of new shares:

Under the Business Reorganization Plan, the Plan Administrator shall allocate 173,000,000 ordinary shares at the par value of Baht 10 per share, representing a total amount of Baht 1,730,000,000 as per the following details:

2.1 The details of the allotment

Allotted to	Number (shares)	Ratio (old : new)	Sale price per share (Baht)	Subscription and payment period	Note
Existing Shareholders	50,000,000	5:1	10.00	May 10-16, 2002	-
General public	-	-	-	-	-
Other persons *(specify)* The Class 5 and Class 6 Creditors of the Company	(1) 80,000,000 (2) 43,000,000	-	not less than Baht 10 per each share	-	please see note for further information
For supporting the conversion /exercise of the right of *(specify)* …………..	-	-	-	-	-

In this regard, the share register book is scheduled to be closed on April 25, 2002 at noon so as to suspend the share transfer for the right to subscribe for capital increase shares.

Note: The capital increase shares shall be allocated to the Class 5 and Class 6 Creditors as follows:

(1) 80,000,000 ordinary shares at the par value of Baht 10 per share shall be allocated to the Class 5 and Class 6 Creditors under the voluntary debt to equity conversion program;

(2) 43,000,000 ordinary shares at the par value of Baht 10 per share shall be allocated to the Class 5 and Class 6 Creditors under the mandatory debt into equity conversion program.

2.2 The Company's Plan in case there is a fraction of shares remaining

Those shares allocated for the purpose of capital increase by the existing shareholders and the Class 5 and Class 6 Creditors which have not yet been issued and offered for sale shall be subsequently cancelled.

2.3 The number of shares remaining from the allotment

- None -

3. Schedule for Shareholders Meeting to approve the registered capital reduction / registered capital increase / share allotment:

Given the fact that the registered capital is reduced and increased by virtue of the orders of the Central Bankruptcy Court and subject to the business reorganization proceedings under the Bankruptcy Act, there is no need to hold a shareholders meeting to approve such arrangements.

4. **Approval of the registered capital reduction / registered capital increase / share allotment by relevant governmental agency and conditions thereto (if any):**

The Company shall file the applications for registration of its registered capital reduction and increase with the Partnerships and Companies Registration Office, Department of Commercial Registration, Ministry of Commerce, and shall also file an application for permission to offer shares for sale to the Class 5 and Class 6 Creditors with the Office of the Securities and Exchange Commission.

5. **Objectives of the registered capital increase and plans for utilizing proceeds received from the capital increase:**

This is to comply with the Company's Business Reorganization Plan subject to the terms and conditions as specified in the Business Reorganization Plan.

6. **Benefits which the Company will receive from the registered capital increase/ share allotment:**

This is to comply with the Company's Business Reorganization Plan and in order to enable the Company to continue its business operations in the future. In this respect, the Company shall not benefit from such offering of capital increase shares to the Class 5 and Class 6 Creditors under the debt to equity conversion programs in the form of cash returns from such offering of ordinary shares, but shall benefit from the reduction of the Company's total liabilities.

7. **Benefits which the shareholders will receive from the registered capital increase/share allotment:**

7.1 The Board of Directors of the Company proposes that the Shareholders' Meeting consider and approve the allocation of dividends to all shareholders in each year.The proposed dividends,derived from the Company's operations, will be not less than forty (40) percent of the net income after tax deduction. The allocation of dividends will depend on there being no unusual circumstances and that the allocation of dividends will not materially effect normal operations of the Company.

7.2 If the Company allocates the dividends after the increase of the Company's capital, the subscribers who are still shareholders of the Company shall be entitled to receive the dividends derived from the Company' s operations

8. **Other details necessary for shareholders to approve the registered capital increase/share allotment after offering increasing ordinary shares to the existing shareholders as aforementioned:**

The Company's capital increase on this occasion is to comply with the Company's Business Reorganization Plan as approved by the Court on April 4, 2002.

9. **Schedule of action for Persuant to the Business Reorganization Plan for the registered capital increase or allotment of new shares as attachment, process and period to operation:**

1.	Bankruptcy Court's Order for the Company to Reduce/Increase its Registered Capital	April 10, 2002
2.	Date for Registration of the Company's Registered Capital Reduction/Increase	Approximately April 11-12, 2002
3.	Capital Increase Share Subscription Schedule for the Existing Shareholders	May 10-16, 2002
4.	Filing of Application for Permission to Offer Shares to the Class 5 and Class 6 Creditors with the Office of the SEC	Within April 30, 2002

The Company hereby certifies that the information contained in this report is true and complete in all respects.

Date : 18/04/2002 13:20
ITD : THE SUMMARY OF THE BUSINESS REORGANIZATION PLAN(ADDITIONAL)

Translation

ITD Planner Company Limited, in its capacity of the Planner of Italian-Thai Development Public Company Limited Wishes to inform SET that the additional information of the Summary of the Reorganization Plan and classification and Treatment of Creditors by class as follow :-

(a) Class 1 Creditors (Secured Creditors)

This class of Creditors will consist of Creditors whose Claims are secured by certain assets of ITD in the form of mortgages or pledges.

Treatment : None of the Claims of Class 1 Creditors are in default and such class of Creditors will be entitled to the full repayments of such Claims in accordance with their relevant existing agreements.

(b) Class 2 Creditors (Unsecured Related Companies)

This class of Creditors will consist of unsecured Trade Creditors that are related companies.

Treatment : Class 2 Creditors will be entitled to the repayment of the principle amount of their Claims within 12 months from the date the Court approves the Plan. All incurring interest, fees or any other outstanding amounts, including such interest, fees or any other amounts incurred prior to the date the Court issued the order for the business reorganization of ITD (if any), shall be cancelled.

(c) Class 3 Creditors (Unsecured Trade Creditors)

This class of Creditors will consist of unsecured Trade Creditors.

<u>Treatment :</u> Class 3 Creditors will be entitled to the repayment of the principle amount of their Claims within 6 months from the date on which the Court approves the Plan. All incurring interest, fees or any other outstanding amounts, including such interest, fees or any other amounts incurred prior to the date the Court issued the order for the business reorganization of ITD (if any), shall be cancelled.

(d) Class 4 Creditors (Unsecured Financial Creditors who provided credit facilities for certain projects)

This class of Creditors will consist of unsecured Creditors with right created by assignment agreements of ITD.

<u>Treatment :</u> As the Claims of Class 4 Creditors have not been in default they will be entitled to the full repayments of such Claims in accordance with their relevant existing agreements.

(e) Class 5 Creditors (Unsecured Financial Creditors under the Master Rescheduling Agreement)

This class of Creditors will consist of unsecured Financial Creditors party to and their debts restructured under the Master Rescheduling Agreement.

<u>Treatment :</u> Class 5 Creditors will be entitled to repayments of their Claims by the following means: Discounted Debt Repurchase Program (pursuant to Section 5.2 (b)); Voluntary Debt to Equity Conversation Program (pursuant to Section 5.2 (c)); the novation of Claims to the SPV (pursuant to Section 5.2 (d)); the transfer of Non-Core Assets to SPV (pursuant to Section 5.2 (e)); Serviceable Claims (pursuant to Section 5.2 (f)); and the mandatory debt to equity conversion (pursuant to Section 5.2 (g)).

(f) Class 6 Creditors (Unsecured Debenture holders)

This class of Creditors will consist of the unsecured Debenture holders.

<u>Treatment :</u> Class 6 Creditors will be entitled to repayments of their Claims by the following means: Discounted Debt Repurchase Program (pursuant to Section 5.2 (b)); Voluntary Debt to Equity Conversation Program (pursuant to Section 5.2 (c)); the novation of Claims to the SPV (pursuant to Section 5.2 (d)); the transfer of Non-Core Assets to SPV (pursuant to Section 5.2 (e)); Serviceable Claims (pursuant to Section 5.2 (f)); and the mandatory debt to equity conversion (pursuant to Section 5.2 (g)).

(g) Class 7 Creditors (Creditors of Unsecured Contingent Claims)

This class of Creditors will consist of the Creditors with Claims which are unsecured and contingent.

<u>Treatment :</u> All Claims of Class 7 Creditors have not been in default and such Class of Creditors will be entitled to the full repayments of such Claims or any part thereof which become payable in accordance with their relevant existing agreements.

(h) Class 8 Creditors (Unsecured Working Capital Creditors)

This class of Creditors will consist of the Creditors with unsecured Claims resulting from overdraft agreements, trust receipts and letters of credit (both domestic and foreign).

Treatment : Class 8 Creditors will be entitled to the full repayments of such Claims in accordance with their relevant existing agreements.

(i) Class 9 Creditors (Unsecured Professional Advisors)

This Class of Creditors will consist of Creditors with unsecured Claims resulting from their provision of professional advisory services to ITD.

Treatment : Class 9 Creditors will be entitled to the full repayment of their Claims within 30 days from the date on which the Court approves the Plan.

(j) Class 10 Creditors (Others)

This class of Creditors will consist of the Creditors who are not classified in 6.1 (a) to (i) and (k).

Treatment : Class 10 Creditors will be entitled to the repayments of such Claims in accordance with their relevant existing agreements.

(k) Class 11 Creditors (Creditors who have filed legal claims against ITD)

This class of Creditors will consist of the Creditors whose Claims are disputed by ITD and such disputes are under court proceedings.

Treatment : Class 11 Creditors will be entitled to the repayments of their Claims in full within 15 days from the date on which the Court issues the order approving the Plan or the date on which the Official Receiver or a relevant court, by its final order, determines that such person has a Claim against ITD, which ever date is the latest.

Date : 24/04/2002 08:33
ITD : A PROGRESS REPORT IN ACCORDANCE WITH THE BUSINESS REORGANIZA

Translation

Reference is made to Italian -Thai Development Public Company Limited (the "Company"), which holds the status of a company having its ordinary shares listed on the Stock Exchange of Thailand (the "SET") and which has entered into a business reorganization plan pursuant to the Bankruptcy Act. The SET has required the Company to submit a progress report in accordance with the business reorganization plan.

The Company, through ITD Planner Company Limited, the plan administrator, hereby inform to you that the Company has finalized the registration with the Ministry of Commerce with the following details;

1. the decreased of registered capital from Baht 4,305,000,000 to Baht 2,500,000,000 has completed on April 18, 2002.

2. the increase of registered capital from Baht 2,500,000,000 to Baht 4,230,000,000 and the amendment of the Articles of Association of the Company which requires the Company to

comply with the Regulation of the Stock Exchange of Thailand in relation to the entering into a connected transaction between company or its subsidiary or the acquisition and disposition of asset of the company or its subsidiary has completed on April 19, 2002

Please be informed accordingly.

Date : 15/05/2002 18:07
ITD : REVIEWED QUARTER-1 AND CONSOLIDATED F/S (F45-3)

ITD reports reviewed quarterly financial statements as follows.

ITALIAN-THAI DEVELOPMENT PCL.,
Reviewed Ending March 31, (In thousands)

	Quarter 1	Year 2002	2001
Net profit (loss)		251,282	(337,531)
EPS (baht)		1.01	(1.35)

Comment : 1. Please see details in financial statements, auditor's report and remarks from SET Information Management System

"The company hereby certifies that the information above is correct and complete. In addition, the company has already reported and disseminated its financial statements in full via the SET Electronic Listed Company Information Disclosure (ELCID), and has also submitted the original report to the Securities and Exchange Commission."

Signature...

(Mrs. Nijaporn Charanachitta Mr.Sarunthorn Chutima)
ITD Planner Co., Ltd.
As Business Reorganization Plan Administrator
of Italian-Thai Development Public Co., Ltd.

Date : 20/05/2002 09:11
ITD : RESULT OF THE COMPANY IN Q1/2002 NET PROFIT MORE THAN 20%

Translation

Reference to the Company Financial statement as of Mar 31th, 2002 which we already submitted to the SET as per our letter No.ITDP 189/2002 dated May 13th, 2002.

The Company would like to inform SET that operating results of the Company for the first quarter of 2002 showed a net profit of Bt 251.28 M which was more than 20 percent incremental comparing to the same period of previous year. The main reasons are the increase in revenue recognized from construction services which resulted in additional gross margin. In addition, the Company also increased net profit as a result the strengthening of Baht currency.

Date : 20/05/2002 13:04
ITD : WAIVING UNREALIZED FOREIGN EXCHANGE LOSS

Translation

Subject : Waiving Unrealized foreign exchange loss

Italian-Thai Development Public Company Limited by ITD Planner Co., Ltd. in its capacity as Business Reorganization Plan Administrator would like to report the additional information pertaining for unrealized foreign exchange losses of Italian-Thai Development Public Company Limited caused by the unexpected flotation of the Thai Baht of the loan agreements signed before July 2nd, 1997 for first quarter of 2002, which was reviewed by Ernst & Young Office Limited for consideration and approval.

Italian-Thai Public Company Limited

Additional information relating to unrealized foreign exchange losses

Description	For The Company Only As of March 31,2002
❖ Foreign Currencies Loan from Loan Agreements signed before July 2,1997	USD 97,121,218 YEN 5,013,971,096
❖ Unrealized loss on foreign exchange	BAHT 2,242,875,155
❖ Realized loss on foreign exchange	-None- (due to under Rehabilitation Process)

Accounting Policy

As of March 31, 2002, the Company has outstanding long-term loan and short-term loans according to various loan agreements signed before July 2nd , 1997 in the amount of **USD 97,121,218** and **YEN 5,013,971,096** which are presented in the financial statement. Such loans have not been hedged by forward contracts or other hedging instruments. Therefore, the Company has unrealized loss on exchange of **BAHT 2,242,875,155** resulting from the declining of the Thai Baht value.

Repayment for the above-mentioned loans in Year 2002 : -None- (due to under Rehabilitation Process)

AUDITOR'S REPORT ON ADDITIONAL INFORMATION RELATING TO UNREALISED FOREIGN EXCHANGE LOSSES

To the Board of Directors of Italian-Thai Development Public Company Limited

I have reviewed the financial statements of Italian-Thai Development Public Company

Limited for the three month period ended 31 March 2002 and have issued my report on those statements in my report dated 10 May 2002. My review of those financial statements included a review of the information in the accompanying report "Additional Information Relating to Unrealised Foreign Exchange Losses" which was prepared by the Company's management for submission to the Stock Exchange of Thailand.

Besed on my review, I am not aware of any material modification that should be made to the information in the report "Additional Information Relating to Unrealised Foreign Exchange Losses" of Italian-Thai Development Public Company Limited for the three month period ended 31 March 2002.

Ruth Chaowanagawi
Certified Public Accountant (Thailand) No. 3247
Ernst & Young Office Limited

Bangkok : 16 May 2002

Date : 30/05/2002 09:28
ITD : THE CHANGE IN INVESTMENT

Translation

As Italian-Thai Development Public Company Limited (the "Company") has previously invested in Siam Pacific Electric Wire & Cable Co., LTD. ("Siam Pacific") for manufacturing and selling electric wire, telephone cable and copper wire since 1989. The Company held the number of 981,380 Capital Shares which was represented the rights for 14.65% of the Siam Pacific's registered capital at the price of 100 Baht per share -- worth of 98,138,000 Baht. In additional, the Company's Associate, and Subsidiary, which are Siam Pacific Holding Co., LTD. and Siam Concrete and Brick Products Co., LTD., also invested in the Siam Pacific for 2,345,000 shares and for 90,614 shares, represented for 35% and 1.35% of the Siam Pacific's registered capital accordingly. Collectively, the combined rights of the Company, the Company's Associate and Subsidiary represented the Company held in the Siam Pacific totally for 51% and another 49% being held by the group of Pacific Wire & Cable Co., LTD, which are the companies registered in Taiwan.

Meanwhile, the Company has been advised by the group of Pacific Wire & Cable for their intention to be the major shareholders of the Siam Pacific by swapping shares of Charoong Thai Wire & Cable Co., LTD. ("Charoong Thai"). For the mentioned swapping shares from the investment in the company limited to the public company, the Company's portion shall be much favorable and enlarge the value of the Company's shares as the following details:-

1) SWAP Portion	:	1 Share of Siam Pacific per 26.5 Shares of Charoong Thai
	:	26,006,570 Shares

Share Ratio	***Before Swap***	***After Swap***
- Siam Pacific	981,380 Shares	-0-
- Charoong Thai	-0-	26,006,570 Shares

2.) Value : 223,656,502 Baht (Weight average price at 8.60 Baht, calculation based on the price 7.90-9.30 Baht during March 14,2001 to April 9, 2002)

3.) Comparison to the book value asset as of March 31, 2002

$$= \frac{223,656,502}{22,321,887,000} = 1\%$$

4.) Share appraisal : Societe Generale (SG), Professional Financial Advisor, given analysis and their advice is acceptable to both parties.

5.) The related person in Italian- Thai and Charoong Thai : Mr. Premchai Karnasuta, Director and President of Italian-Thai Development Public Company Limited and Vice President of Charoong Thai Wire and Cable Co., Ltd. without holding any Charoong Thai's shares.

Please kindly be informed and advise to public investors accordingly.

Date : 30/05/2002 09:30
ITD : REPORT THE RESULT OF A SHARE OFFERING

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED
REPORT THE RESULTS OF A SHARE OFFERING
May 29, 2002

1. Information relating to the share offering

Class of shares offered	:	Common share
Number of shares offered	:	50,000,000 shares

Offered to	:	Existing Shareholders
Price per share	:	Baht 10
Subscription period	:	May 10-16, 2002

2. Results of the share sale

(/) Totally sold
( ) Partly sold, with ________shares remaining. The Company has further process for those remaining shares as follows;The Company will cancel all of the aforesaid unsubscribed shares.

3. Details of the sale

	Thai Investors		**Foreign Investors**		**Total**
	Juristic Persons	*Natural Persons*	*Juristic Persons*	*Natural Persons*	
No.of persons	15	1,512	29	15	1,571
No. of shares Subscribed	2,080,040	46,114,499	1,753,161	52,300	50,000,000
Percentage of total shares offered for sale	4.16	92.23	3.51	0.10	100.00

4. Amount of money received from the share sale

Total subscription amount	Baht 500,000,000
less: Expenses (*specify*)	-
Net proceed from subscription	**Baht 500,000,000**

The Company hereby certifies that the information contained in this report form is true and complete in all respects.

Signed..
......

(Mrs. Nijaporn Charanachitta) (Mr.Sarunthorn Chutima)
ITD Planner Company Limited
As Business Reorganization Plan Administrator
of Italian-Thai Development Public Company Limited

Date : 03/06/2002 09:00
ITD : REPORT THE RESULT OF A SHARE OFFERING (Revised)

(F53-5) Revised

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED
REPORT THE RESULTS OF A SHARE OFFERING
May 29, 2002

1. Information relating to the share offering

Class of shares offered	:	Common share
Number of shares offered	:	50,000,000 shares
Offered to	:	Existing Shareholders
Price per share	:	Baht 10
Subscription period	:	May 10-16, 2002

2. Results of the share sale

( ) Totally sold

(/) Partly sold, with **10,690,043** shares remaining. The Company has further process for those remaining shares in compliance with clause 5.2 (a) of the Business Reorganization plan as follows ;

1. If there are any unsubscribed shares as other shareholders declined to exercise their rights, Mr. Premchai Karnasuta and Mrs. Nijaporn Charanachitta are entitled to either partly or entirely subscribe those unsubscribed shares.

2. the offered price equal to Baht 10 (Ten)

Mr. Premchai Karnasuta and Mrs. Nijaporn Charanachitta have exercised their rights in the subscription of additional **4,694,521** shares and **5,995,522** shares respectively, totalling amount **10,690,043** shares

3. Details of the sale

	Thai Investors		**Foreign Investors**		**Total**
	Juristic Persons	*Natural Persons*	*Juristic Persons*	*Natural Persons*	
No.of persons	15	1,512	29	15	1,571
No. of shares Subscribed	2,080,040	46,114,499	1,753,161	52,300	50,000,000
Percentage of total shares offered for sale	4.16	92.23	3.51	0.10	100.00

4. Amount of money received from the share sale

Total subscription amount	Baht 500,000,000
less: Expenses (*specify*)	-
Net proceed from subscription	**Baht 500,000,000**

The Company hereby certifies that the information contained in this report form is true and complete in all respects.

Signed..

(Mrs. Nijaporn Charanachitta) (Mr.Sarunthorn Chutima)
ITD Planner Company Limited
As Business Reorganization Plan Administrator
of Italian-Thai Development Public Company Limited

Date : 05/06/2002 13:22
ITD : A PROGRESS REPORT IN ACCORDANCE WITH THE BUSINESS REORGANIZATION

Translation

According to the regulation of the Stock Exchange of Thailand, the company who has entered into business reorganization pursuant to the Bankruptcy Act, B.E. 2483 is required to submit the progress report of the implementation of the Business Reorganization Plan. In addition, according to the Business Reorganization Plan (the "**Plan**") Section 5.2 (a) and 7.2(a), the Company shall issue and offer ordinary shares in the amount of 50,000,000 shares to its existing shareholders at the offered price of Baht 10 of which 50,000,000 shares has been subscribed by the existing shareholders.

The Company would like to inform that the Company has finalized the filing amendment to the registered paid-up capital from Baht 2,500,000,000 (two thousand five hundred million) to Baht 3,000,000,000 (three thousand million) with the Public Company Registrar, Ministry of Commerce, on May 31, 2002.

Please be informed accordingly.

Date : 05/06/2002 13:25
ITD : Application for Listing Ordinary Shares

F53-6

Application for Listing Ordinary or Preferred Shares

Issued for Capital Increase

Italian-Thai Development Public Company Limited

Date June 5, 2002

Whereas the Company has increased its registered capital from Baht **2,500,000,000** to Baht **3,000,000,000** by the issuance of **50,000,000** ordinary shares, at the par value of Baht 10 in the total amount of Baht **500,000,000** , share numbers **04380100004356** to **04380100004496** the Company hereby requests the Stock Exchange of Thailand to approve the listing of such new

shares which are issued as a result of the following.

1. Sale offer to

	Number of Share	Proportion	Selling price	Subscription Payment and period
Existing shareholders	50,000,00	5 : 1	Baht 10	May 10-16, 2002
General public	-	-	-	-
Specific persons (*specify*)	-	-	-	-

2. Conversion/exercise of right (*specify*) ....-..........

Number of instruments	Number of Shares issued for conversion of exercise of rights	Proportion	Conversion or exercise Price	Conversion or Exercise period
-	-	-	-	-
-	-	-	-	-

In order to support the consideration to list the ordinary or preferred shares issued for the capital increase, the Company certifies that such new shares are equally qualified as the existing shares listed on the Exchange in all respects and herewith submits the following documents.

1. a copy of an affidavit with respect to the Company's registered capital and a copy of a receipt for payment of fees issued by the Department of Commercial Registration, Ministry of Commerce, dated May 31, 2002

2. a copy of a deposit certificate with respect to the shares deposited with the Exchange, dated ___-___.or a copy of the share delivery letter to shareholders, dated ___-___.

3. fee for initial listing with respect to the new shares of Baht ___-___.(___-___).

4. report of the distribution of shares both prior and after the capital increase. The report shall contain the total number of shareholders, number of shares held in the amount of not more than 0.5 per cent of the registered capital and not less than one board lot, the total number of shares held by such shareholders and the percentage to the registered capital, and the total number of shares held by shareholders of Thai nationality and total number of shares held by shareholders of non-Thai nationalities and percentage to the registered capital. (None)

The company certifies that the information contained in this report and attached documents is true and correct in all respects.

Signature________________________________Authorized director

(Mrs. Nijaporn Charanachitta) (Mr.Sarunthorn Chutima)

ITD Planner Company Limited

as Business Reorganization Plan Administrator

of Italian-Thai Development Public Company Limited

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED

AND ITS SUBSIDIARIES

REPORT AND INTERIM FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIOD ENDED 31 MARCH 2002

ERNST & YOUNG OFFICE LIMITED
บริษัท สำนักงาน เอินส์ท แอนด์ ยัง จำกัด

33rd Floor, Lake Rajada Office Complex
193/136-137 Rajadapisek Road
(Near Queen Sirikit's National Convention Centre)
Bangkok 10110
G.P.O.Box 1047
Bangkok 10501
Thailand

Tel.: (66) 0-2264-0777
(66) 0-2661-9190
Fax: (66) 0-2264-0789-90
(66) 0-2661-9192
E-mail: eybkk@mozart.inet.co.th

Report of Independent Auditor

To The Board of Directors and Shareholders of
Italian-Thai Development Public Company Limited

I have reviewed the accompanying consolidated balance sheet of Italian-Thai Development Public Company Limited and subsidiaries as at 31 March 2002, and the related consolidated statements of earnings, changes in shareholders' equity, and cash flows for the three-month periods ended 31 March 2002 and 2001, and the separate financial statements of Italian-Thai Development Public Company Limited for the same periods. These financial statements are the responsibility of the Company's management as to their correctness and the completeness of the presentation. My responsibility is to issue a report on these financial statements based on my reviews.

Except as discussed in paragraph (a), I conducted my reviews in accordance with the auditing standard applicable to review engagements. This standard requires that I plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. I have not performed an audit and, accordingly, I do not express an audit opinion.

(a) The financial statements of one joint venture in Taiwan, in which the Company holds a 25% interest, are included in the consolidated financial statements only in proportion to the Company's shareholding, with its assets as at 31 March 2002 amounting to Baht 504 million (31 December 2001 : Baht 647 million), and its revenues for the three-month period then ended amounting to Baht 384 million (for the year 2001 amounting to Baht 1,319 million). The separate financial statements of Italian-Thai Development Public Company Limited as at 31 March 2002 also included investment in the aforesaid joint venture accounted for under the equity method amounting to Baht 203 million (31 December 2001 : Baht 163 million) and a proportionate share of the profit of the joint venture for the three-month period then ended of Baht 40 million (for the year 2001 amounting to Baht 151 million). The financial statements of this joint venture were prepared by the management of the joint venture and have not yet been reviewed by the joint venture's auditor.

(b) As at 31 March 2002 the Company has a significant amount of capital deficit. Furthermore, the Company has issued debentures and taken out loans from financial institutions in significant amounts. The loan agreements include certain conditions of repayment and covenants. Due to the continuing economic problems in Thailand, the Company did not comply with the conditions stipulated in the loan agreements. In August 1999, the Company entered into a rescheduling agreement with the above financial institution lenders which involved loan currencies being swapped, changes in interest rates, and the amendment of repayment schedules. The agreement requires the Company to comply with certain conditions set forth therein. As at 31 March 2002 and 31 December 2001, the Company has been unable to comply with all conditions, including the conditions relating to the repayment of principal of loans and to the payment of interest of loans and debentures. On 25 September 2001 the Central Bankruptcy Court ordered the rehabilitation of the Company's business and appointed ITD Planner Company Limited as the rehabilitation planner. In April 2002, the Company's rehabilitation plan was approved by the Central Bankruptcy Court, as discussed in Note 23 to the financial statements. As at 31 March 2002 and 31 December 2001, the loans and debentures have been presented in accordance with the terms and conditions of the agreement made in August 1999 and with the conditions of issuance of the debentures. The continuity of the business of the Company depends upon its ability in conducting its business, its ability to implement the plan and solving its financial problems in the future. Nevertheless, the accompanying financial statements have been prepared on the going concern basis, assuming that the realisation of assets and settlement of liabilities and obligations will occur in the ordinary course of business of the Company.

(c) As at 31 March 2002 and 31 December 2001 the Company had investments in the shares of, and investments in debentures issued by a company in the electric train business totalling, respectively, Baht 578 million, and Baht 297 million, respectively, net of provisions of Baht 1,407 million and Baht 735 million, respectively for loss on devaluation of investments, as described in Note 7 to the financial statements. In addition there was a retention of approximately Baht 483 million which is payable to the Company under the terms of the construction contract. This company is currently undergoing debt restructuring. The return on the above investments and the recoverability of the debts depends upon the results of this debt restructuring, and the operations of the electric train business. Nevertheless, the Company expects that the provision currently provided in the accounts will be adequate.

(d) As at 31 March 2002 and 31 December 2001 subsidiaries have land awaiting development totaling approximately Baht 214 million, net of a Baht 233 million provision for loss on impairment of assets, as described in Note 10 to the financial statements. However, given the current economic problems and financial crisis, it is possible that the realisable value of the land would be lower than its net book value. Nevertheless, the Company expects that the provision currently provided in the accounts will be adequate.

(e) As at 31 March 2002 part of the Company's buildings, with an aggregate net book value of approximately Baht 873 million (31 December 2001 : Baht 887 million) are office building units of which ownership has not yet been transferred to the Company since they were purchased in 1998. In December 1999 the seller entered into a compromise agreement whereby the seller agreed to transfer the ownership of the office building to the Company by 2001. However, as at 31 March 2002 the ownership had not yet been transferred to the Company.

Because the review scope limitation imposed by circumstance discussed in paragraph (a) and the matters discussed in paragraphs (b) to (e) could have material adverse effects on the consolidated financial statements of Italian-Thai Development Public Company Limited and subsidiaries and of Italian-Thai Development Public Company Limited for the three-month period ended 31 March 2002, I am therefore unable to reach a conclusion as a result of my review.

Based on my review of the financial statements for the three-month period ended 31 March 2001 of Italian-Thai Development Public Company Limited and subsidiaries and of Italian-Thai Development Public Company Limited, I reported, under my report dated 11 May 2001 that nothing had come to my attention to cause me to believe that the financial statements were not presented fairly, in all material respects, in accordance with generally accepted accounting principles, but I drew attention to the matters described in paragraphs (b) to (e) and to the realisable value of the loans totalling approximately Baht 984 million extended to a unit of the Myanmar Government and loans of approximately Baht 485 million to and accounts receivable of Baht 370 million outstanding from a company involved in the construction and execution of a telephone project.

I have previously audited the consolidated financial statements of Italian-Thai Development Public Company Limited and subsidiaries and the separate financial statements of Italian-Thai Development Public Company Limited for the year ended 31 December 2001, in accordance with generally accepted auditing standards and issued a disclaimer of opinion on those statements under my report dated 28 February 2002 because of the audit scope limitation imposed by circumstance discussed in paragraph (a) and the uncertainties discussed in paragraph (b) to (e). The balance sheet as at 31 December 2001, as presented herein for comparative purposes, formed an integral part of the financial statements which I audited and reported on. I have not performed any other audit procedures subsequent to the date of that report.

Ruth Chaowanagawi
Certified Public Accountant (Thailand) No. 3247

Ernst & Young Office Limited
Bangkok : 10 May 2002

BALANCE SHEETS

(Unit : Thousand Baht)

	Note	CONSOLIDATED 31 March 2002 (Unaudited but reviewed)	CONSOLIDATED 31 December 2001 (Audited)	THE COMPANY ONLY 31 March 2002 (Unaudited but reviewed)	THE COMPANY ONLY 31 December 2001 (Audited)
ASSETS					
CURRENT ASSETS					
Cash and deposits at banks	2	4,726,732	3,526,888	2,634,230	2,774,952
Pledged deposits at banks	3	1,084,174	1,076,254	1,049,631	1,006,393
Marketable securities		130,099	231,003	-	-
Trade accounts receivable - net	4	3,166,858	2,976,048	2,197,514	1,757,744
Trade accounts receivable - related companies	5	433,032	449,513	1,355,348	1,529,588
Short-term loans and advances to related companies - net	6	93,617	42,902	153,649	206,966
Unbilled receivable		1,650,998	1,365,954	1,224,178	1,128,775
Current portion of accounts receivable - retention		1,179,360	608,854	1,060,956	479,480
Inventories and work in progress - net		712,254	653,508	335,453	369,072
Other current assets					
Withholding tax		406,773	297,232	327,010	261,137
Value added tax refundable		215,463	161,161	108,358	114,377
Advances for subcontractor		82,518	123,103	-	-
Accounts receivable - disposal of fixed assets		-	190,662	-	190,662
Others		252,575	320,539	115,839	114,331
TOTAL CURRENT ASSETS		14,134,453	12,023,621	10,562,166	9,933,477
NON-CURRENT ASSETS					
Accounts receivable - retention, net of current portion		104,118	495,316	40,502	484,357
Investments accounted for under equity method	7.1	705,867	746,887	1,479,116	1,587,149
Other long-term investments	7.2	2,368,098	1,920,099	2,050,269	1,690,395
Excess of net book value of subsidiaries over cost of investments		(10,036)	(10,036)	-	-
Long-term loans and advances to related companies	8	118,203	116,858	1,210,884	1,202,317
Property, plant and equipment - net	9	7,402,272	6,787,995	6,847,962	6,185,891
Land and project development cost	10	213,986	213,986	-	-
Advance for purchase of machinery		184,728	184,926	-	-
Other non-current assets		285,140	261,499	130,988	187,230
TOTAL NON-CURRENT ASSETS		11,372,376	10,717,530	11,759,721	11,337,339
TOTAL ASSETS		25,506,829	22,741,151	22,321,887	21,270,816

The accompanying notes are an integral part of the financial statements.

BALANCE SHEETS (Continued)

(Unit : Thousand Baht)

	Note	CONSOLIDATED		THE COMPANY ONLY	
		31 March 2002 (Unaudited but reviewed)	31 December 2001 (Audited)	31 March 2002 (Unaudited but reviewed)	31 December 2001 (Audited)
LIABILITIES AND SHAREHOLDERS' EQUITY					
CURRENT LIABILITIES					
Bank overdrafts and loans from financial institutions	11	1,193,968	1,043,548	778,222	711,101
Current portion of accounts payable - trust receipts		334,141	3,010	334,141	3,010
Trade accounts payable		3,408,728	3,621,018	2,780,071	2,724,116
Billing in excess of contract work in progress		718,750	863,892	348,250	428,768
Trade accounts payable - related companies	12	1,308,346	1,310,895	1,212,636	1,289,911
Short-term loans and advances from related companies	13	38,738	122,439	180,554	17,983
Current portion of advances received from customers under construction contracts		733,950	860,123	581,859	854,587
Current portion of hire purchases payable		104,364	78,962	98,321	72,931
Current portion of long-term loans	14	5,886,911	5,374,005	5,880,111	5,360,405
Other current liabilities					
Accrued interest expenses		1,923,984	1,694,030	1,923,471	1,694,030
Accrued expenses		304,971	217,141	213,343	198,981
Others		441,724	195,864	93,778	34,220
TOTAL CURRENT LIABILITIES		16,398,575	15,384,927	14,424,757	13,390,043
NON-CURRENT LIABILITIES					
Accounts payable - trust receipts, net of current portion		1,321,537	1,093,549	1,251,488	1,093,549
Advances received from customers under construction contracts - net of current portion		1,873,822	270,125	45,318	36,896
Long-term loans from related companies	15	373,359	371,686	-	-
Hire purchases payable - net of current portion		354,201	253,139	349,105	246,203
Long-term loans - net of current portion	14	1,936,268	2,479,975	1,936,268	2,479,975
Debentures	16	3,379,623	3,379,623	3,379,623	3,379,623
Provision for loss from investment under equity method	7.1	213,972	308,477	1,336,605	1,500,449
TOTAL NON-CURRENT LIABILITIES		9,452,782	8,156,574	8,298,407	8,736,695
TOTAL LIABILITIES		25,851,357	23,541,501	22,723,164	22,126,738

The accompanying notes are an integral part of the financial statements.

BALANCE SHEETS (Continued)

(Unit : Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	31 March 2002	31 December 2001	31 March 2002	31 December 2001
	(Unaudited but reviewed)	(Audited)	(Unaudited but reviewed)	(Audited)
SHAREHOLDERS' EQUITY				
Share capital				
Registered				
430,500,000 ordinary shares of Baht 10 each	4,305,000	4,305,000	4,305,000	4,305,000
Issued and paid-up				
250,000,000 ordinary shares of Baht 10 each	2,500,000	2,500,000	2,500,000	2,500,000
Share premium	5,560,000	5,560,000	5,560,000	5,560,000
Revaluation surplus on assets	2,754	2,754	2,754	2,754
Unrealised loss on changes in value of investments	(905,697)	(1,139,201)	(905,697)	(1,139,201)
Translation adjustment	(160,429)	(130,288)	(160,429)	(130,288)
Retained earnings (deficit)				
Appropriated - statutory reserve	290,483	290,483	283,950	283,950
Unappropriated	(7,688,388)	(7,939,670)	(7,681,855)	(7,933,137)
EQUITY ATTRIBUTABLE TO COMPANY'S SHAREHOLDERS	(401,277)	(855,922)	(401,277)	(855,922)
MINORITY INTEREST - Equity attributable to minority shareholders of subsidiaries	56,749	55,572	-	-
TOTAL SHAREHOLDERS' EQUITY (CAPITAL DEFICIT)	(344,528)	(800,350)	(401,277)	(855,922)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	25,506,829	22,741,151	22,321,887	21,270,816

The accompanying notes are an integral part of the financial statements.

DIRECTORS

บริษัท ไอทีดี แพลนเนอร์ จำกัด ITD Planner Co., Ltd.

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF EARNINGS

FOR THE THREE-MONTH PERIODS ENDED 31 MARCH 2002 AND 2001

(Unit : Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	2002	2001	2002	2001
REVENUES				
Revenues from construction services	5,312,402	3,677,953	3,952,052	3,113,154
Interest income	11,251	20,539	18,753	30,321
Unrealised gain on revaluation of investment	28,277	-	-	-
Gain on exchange rate	64,774	-	69,385	-
Others	49,772	22,962	40,959	20,961
TOTAL REVENUES	5,466,476	3,721,454	4,081,149	3,164,436
EXPENSES				
Cost of services	4,695,289	3,391,848	3,505,040	2,936,496
Administrative expenses	236,159	210,959	111,419	179,077
Debt restructuring fee	14,500	22,486	14,500	22,486
Loss on exchange rate	-	13,123	-	15,654
TOTAL EXPENSES	4,945,948	3,638,416	3,630,959	3,153,713
EARNINGS FROM OPERATION	520,528	83,038	450,190	10,723
DOUBTFUL DEBT EXPENSES (REVERSAL)	11,208	(16,357)	11,208	(16,357)
SHARE OF PROFIT (LOSS) FROM INVESTMENTS ACCOUNTED FOR UNDER EQUITY METHOD	55,268	(89,091)	51,707	(52,748)
EARNINGS (LOSS) BEFORE INTEREST EXPENSES AND INCOME TAX	587,004	(22,410)	513,105	(58,382)
INTEREST EXPENSES	(263,461)	(282,835)	(259,065)	(279,149)
CORPORATE INCOME TAX FOR THE PERIOD	(71,085)	(17,730)	(2,758)	-
EARNINGS (LOSS) AFTER INCOME TAX	252,458	(322,975)	251,282	(337,531)
NET EARNINGS - MINORITY INTEREST	(1,176)	(14,556)	-	-
NET EARNINGS (LOSS) FOR THE PERIOD	251,282	(337,531)	251,282	(337,531)
				(Unit : Baht)
BASIC EARNINGS (LOSS) PER SHARE				
Net earnings (loss)	1.01	(1.35)	1.01	(1.35)

The accompanying notes are an integral part of the financial statements.

(UNAUDITED BUT REVIEWED)

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE THREE-MONTH PERIODS ENDED 31 MARCH 2002 AND 2001

(Unit : Thousand Baht)

CONSOLIDATED

	Issued and paid-up share capital	Share premium	Revaluation surplus on assets	Unrealised gain (loss) on changes in value of investments	Translation adjustment	Retained earnings (deficit) Statutory reserve	Retained earnings (deficit) Unappropriated	Minority interest	Total
Balance - beginning of the year 2001	2,500,000	5,560,000	-	(666,274)	(300,804)	290,483	(5,411,683)	-	1,971,722
Revaluation surplus on assets	-	-	2,754	-	-	-	-	-	2,754
Unrealised loss on change in value of investments	-	-	-	(61,677)	-	-	-	-	(61,677)
Translation adjustment	-	-	-	-	16,405	-	-	-	16,405
Items unrealised in earnings statement	-	-	2,754	(61,677)	16,405	-	-	-	(42,518)
Net loss for the period	-	-	-	-	-	-	(337,531)	-	(337,531)
Minority interest for the period	-	-	-	-	-	-	-	11,822	11,822
Balance - end of the period	2,500,000	5,560,000	2,754	(727,951)	(284,399)	290,483	(5,749,214)	11,822	1,603,495
Balance - beginning of the year 2002	2,500,000	5,560,000	2,754	(1,139,201)	(130,288)	290,483	(7,939,670)	55,572	(800,350)
Unrealised gain on change in value of investments	-	-	-	233,504	-	-	-	-	233,504
Translation adjustment	-	-	-	-	(30,141)	-	-	-	(30,141)
Items unrealised in earnings statement	-	-	-	233,504	(30,141)	-	-	-	203,363
Net loss for the period	-	-	-	-	-	-	251,282	-	251,282
Minority interest for the period	-	-	-	-	-	-	-	1,177	1,177
Balance - end of the period	2,500,000	5,560,000	2,754	(905,697)	(160,429)	290,483	(7,688,388)	56,749	(344,528)

The accompanying notes are an integral part of the financial statements.

(UNAUDITED BUT REVIEWED)

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (Continued)

FOR THE THREE-MONTH PERIODS ENDED 31 MARCH 2002 AND 2001

(Unit : Thousand Baht)

THE COMPANY ONLY

	Issued and paid-up share capital	Share premium	Revaluation surplus on assets	Unrealised gain (loss) on changes in value of investments	Translation adjustment	Retained earnings (deficit) Statutory reserve	Retained earnings (deficit) Unappropriated	Total
Balance - beginning of the year 2001	2,500,000	5,560,000	-	(666,274)	(300,804)	283,950	(5,405,150)	1,971,722
Revaluation surplus on assets	-	-	2,754	-	-	-	-	2,754
Unrealised loss on change in value of investments	-	-	-	(61,677)	-	-	-	(61,677)
Translation adjustment	-	-	-	-	16,405	-	-	16,405
Items unrealised in earnings statement	-	-	2,754	(61,677)	16,405	-	-	(42,518)
Net loss for the period	-	-	-	-	-	-	(337,531)	(337,531)
Balance - end of the period	2,500,000	5,560,000	2,754	(727,951)	(284,399)	283,950	(5,742,681)	1,591,673
Balance - beginning of the year 2002	2,500,000	5,560,000	2,754	(1,139,201)	(130,288)	283,950	(7,933,137)	(855,922)
Unrealised gain on change in value of investments	-	-	-	233,504	-	-	-	233,504
Translation adjustment	-	-	-	-	(30,141)	-	-	(30,141)
Items unrealised in earnings statement	-	-	-	233,504	(30,141)	-	-	203,363
Net loss for the period	-	-	-	-	-	-	251,282	251,282
Balance - end of the period	2,500,000	5,560,000	2,754	(905,697)	(160,429)	283,950	(7,681,855)	(401,277)

The accompanying notes are an integral part of the financial statements.

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE THREE-MONTH PERIODS ENDED 31 MARCH 2002 AND 2001

(Unit : Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	2002	2001	2002	2001
Cash flows from operating activities				
Net earnings (loss)	251,282	(337,531)	251,282	(337,531)
Adjustments to reconcile net earnings (loss) to net cash				
from (used in) operating activities :-				
Unrealized (gain) loss on exchange rate	(118,694)	18,581	(118,663)	20,842
Unrealized (gain) loss on investments in subsidiaries and joint ventures	-	-	3,561	(36,343)
Unrealized (gain) loss on investments in associated companies	(55,268)	89,091	(55,268)	89,091
Minority interest	1,177	11,822	-	-
Unrealised gain on revaluation of investment	(28,277)	-	-	-
Allowance for doubtful debts (reversal)	(11,208)	16,357	(11,208)	16,357
Depreciation and amortisation	208,923	238,361	178,868	211,260
	247,935	36,681	248,572	(36,324)
Operating assets (increase) decrease				
Trade accounts receivable	(212,865)	217,076	(456,160)	1,103
Trade accounts receivable - related companies	24,687	28,875	182,818	119,012
Loans and advances to related companies	(57,408)	62,686	42,442	79,448
Unbilled receivable	(285,044)	(550,473)	(95,403)	(549,634)
Accounts receivable - retention	(180,933)	24,910	(138,739)	(5,303)
Inventories and work in progress	(58,746)	(32,878)	33,619	8,694
Withholding tax	(109,541)	(67,665)	(65,873)	(58,363)
Value added tax refundable	(54,302)	183,284	6,019	(308)
Advance for purchase of material	-	(152,814)	-	-
Advance to subcontractor	40,585	-	-	-
Accounts receivable - sales of fixed assets	190,662	-	190,662	-
Other current assets	67,952	(278,960)	(1,508)	(112,718)
Operating liabilities increase (decrease)				
Trade accounts payable	(212,262)	231,714	55,955	18,959
Trade accounts payable - related companies	5,826	(168,897)	(77,275)	(85,617)
Billing in excess of contract work in progress	(145,142)	630,633	(80,518)	551,068
Accrued interest expenses	241,787	228,449	241,274	245,698
Accrued expenses	87,969	58,436	14,501	52,440
Other current liabilities	245,860	(66,298)	59,558	(30,785)
Advances received from customers under construction contracts	1,478,481	(21,376)	(264,306)	(103,460)
Net cash provided by (used in) operating activities	1,315,501	363,383	(104,362)	93,910

The accompanying notes are an integral part of the financial statements.

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF CASH FLOWS (Continued)

FOR THE THREE-MONTH PERIODS ENDED 31 MARCH 2002 AND 2001

(Unit : Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	2002	2001	2002	2001
Cash flows from investing activities				
Decrease in marketable securities	129,181	-	-	-
Decrease (increase) in property, plant and equipment - net	(823,153)	28,538	(840,939)	(17,191)
Decrease (increase) in investments accounted for under equity method	1,783	33,395	(4,104)	75,777
Decrease (increase) in other long-term investments	(214,495)	36,342	(126,370)	50,025
Increase in advance for purchase of machinery	198	-	-	-
Translation adjustment	(30,141)	16,405	(30,141)	16,405
Decrease (increase) in other assets	(23,688)	(2,457)	56,242	(1,765)
Net cash provided by (used in) investing activities	(960,315)	112,223	(945,312)	123,251
Cash flows from financing activities				
Increase in cash at banks with maturity of more than three months and those pledged	(196,018)	(124,819)	(231,336)	(124,883)
Increase in bank overdrafts and loans from financial institutions	150,420	127,042	67,121	149,683
Increase (decrease) in loans and advances from related companies	(82,028)	(52,411)	162,571	-
Increase (decrease) in long-term loans	98,603	(139,480)	105,136	(119,648)
Increase (decrease) in hire purchases payable	126,464	(2,007)	128,292	10,871
Increase (decrease) in accounts payable - trust receipts	559,119	(42,599)	489,070	(28,054)
Net cash provided by (used in) financing activities	656,560	(234,274)	720,854	(112,031)
Net increase (decrease) in cash and cash equivalents	1,011,746	241,332	(328,820)	105,130
Cash and cash equivalents at beginning of period	3,526,888	1,694,612	2,774,952	807,305
Cash and cash equivalents at end of period (Note 2)	4,538,634	1,935,944	2,446,132	912,435
Supplemental cash flows information				
Cash paid during the period for :-				
Interest	33,507	36,899	29,624	32,896
Corporate income tax	130,822	78,914	66,019	58,363
Non cash transactions :-				
Unrealised loss on changes in value of investments	233,504	(61,677)	233,504	(61,677)
Shares of profit of joint venture received in form of long-term investment	-	-	215,302	-

The accompanying notes are an integral part of the financial statements.

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED
AND ITS SUBSIDIARIES
NOTES TO INTERIM FINANCIAL STATEMENTS

1. GENERAL INFORMATION

1.1 Going concern issue

Although Thailand's economic crisis, which occurred in mid 1997, has eased to a certain extent, financial restructuring within the business community is still prevalent and subject to readjustment. As a result, the Company has a significant amount of capital deficit. Furthermore, the Company has been unable to comply with certain conditions specified in the loan agreements and conditions of the issuance of debentures, including the conditions relating to the repayment of principal and payment of interest. On 25 September 2001 the Central Bankruptcy Court ordered the rehabilitation of the Company's business and appointed ITD Planner Company Limited as the rehabilitation planner. In April 2002, the Company's rehabilitation plan was approved by the Central Bankruptcy Court, as discussed in note 23 to the financial statements. Nevertheless, the accompanying financial statements have been prepared on the going concern basis, assuming that the realisation of assets and settlement of liabilities and obligations will occur in the ordinary course of business of the Company.

1.2 Basis for the preparation of interim financial statements

These interim financial statements are prepared in accordance with Accounting Standards Pronouncement No. 41 "Interim financial statements", with the Company choosing to present condensed interim financial statements. However, additional line items are presented in the balance sheets, and the statements of earnings, changes in shareholders' equity, and cash flows as in the annual financial statements.

The interim financial statements are intended to provide information additional to that included in the latest annual financial statements. Accordingly, they focus on new activities, events and circumstances so as not to duplicate information previously reported. These interim financial statements should therefore be read in conjunction with the latest annual financial statements.

1.3 Basis of consolidation

These interim consolidated financial statements have been prepared on the same basis as that applied for the consolidated financial statements for the year ended 31 December 2001, with there being no structural changes relating to the subsidiaries during this period, except that the Company has invested in a 99.99% shareholding in PT. Thailindo Bara Pratama and 25% interests in NWR, ITD, CNT & AS Joint Venture.

The financial statements for the three-month period ended 31 March 2002 of an overseas branch, three overseas subsidiaries and two joint ventures, which were included in the consolidated financial statements, were prepared by the management, and have not been reviewed by their auditors. Their aggregate assets as at 31 March 2002 were approximately Baht 1,349 million, and their aggregate revenues for the three-month period then ended were Baht 538 million.

1.4 Significant accounting policies

The interim financial statements are prepared using the same accounting policies and methods of computation as were used for the financial statements for the year ended 31 December 2001.

2. CASH AND CASH EQUIVALENTS

(Unit : Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	31 March 2002	31 December 2001	31 March 2002	31 December 2001
Cash and deposits at banks	4,726,732	3,526,888	2,634,230	2,774,952
Less : Amounts with maturity of more than 3 months	(188,098)	(188,224)	(188,098)	(188,224)
Cash and cash equivalents	4,538,634	3,338,664	2,446,132	2,586,728

3. PLEDGED DEPOSITS AT BANKS

As at 31 March 2002, approximately Baht 807 million (31 December 2001 : Baht 762 million) of savings deposits and fixed deposits of the Company have been pledged with banks to secure loans obtained by the Company to finance specific projects. Furthermore, approximately Baht 237 million (31 December 2001 : Baht 240 million) of fixed deposits of the Company's branch in Taiwan have been pledged to secure loans obtained from a bank by the Company and fixed deposits amounting to Baht 40 million (31 December 2001 : Baht 32.7 million) have been pledged as required in the normal course of business of a joint venture and the branch in Taiwan.

In addition, as at 31 December 2001, fixed deposit of approximately Baht 41 million are funds belonging to a joint venture in Taiwan reserved for a project in that country.

4. TRADE ACCOUNTS RECEIVABLE - NET

The aging of outstanding trade accounts receivable balances as at 31 March 2002 and 31 December 2001 is as follows:-

(Unit : Thousand Baht)

Overdue	CONSOLIDATED		THE COMPANY ONLY	
	31 March 2002	31 December 2001	31 March 2002	31 December 2001
Less than 3 months	2,843,581	2,702,353	1,900,615	1,496,110
3 - 6 months	101,261	92,343	82,848	88,448
6 - 12 months	116,057	102,067	113,790	97,634
More than 12 months	1,431,191	1,388,699	1,211,760	1,170,662
Total	4,492,090	4,285,462	3,309,013	2,852,854
Less : Allowance for doubtful debts	(1,325,232)	(1,309,414)	(1,111,499)	(1,095,110)
	3,166,858	2,976,048	2,197,514	1,757,744

The Company has set up a full allowance for doubtful debts for the major private accounts receivable with balances overdue more than 12 months, and at 50 percent for those with balances overdue more than 6 months.

5. TRADE ACCOUNTS RECEIVABLE - RELATED COMPANIES

The outstanding balances as at 31 March 2002 and 31 December 2001 comprise the following :-

(Unit : Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	31 March 2002	31 December 2001	31 March 2002	31 December 2001
Subsidiaries and joint ventures				
ION Joint Venture	-	-	739,786	776,765
The Joint Venture of Italian-Thai Development Public Co., Ltd. together with Alcatel Contracting S.A.	-	-	119,080	93,883
Italian-Thai Development Public Co., Ltd. - Cogifer TF Joint Venture	-	-	111,277	243,730
Sumitomo - Italian-Thai Joint Venture	-	-	115,318	95,972
Shimizu - ITD Joint Venture	-	-	30,431	-
Italian - Thai International Co., Ltd.	-	-	26,001	25,994
The Joint Venture of Italian-Thai Development Public Co., Ltd. and Skanska Lundby Aktiebolag	-	-	24,818	53,554
I.C.C.T. Joint Venture	-	-	18,129	42,948
Others	-	-	69,890	73,837
	-	-	1,254,730	1,406,683
Less : Allowance for doubtful debts	-	-	(21,900)	(21,900)
	-	-	1,232,830	1,384,783
Associated companies				
MCRP Construction Corporation, Philippines	859,981	870,645	845,214	858,288
Pla-Daeng Co., Ltd.	81,519	81,510	81,519	81,510
Others	11,636	22,037	11,636	22,025
	953,136	974,192	938,369	961,823
Less : Allowance for doubtful debts	(840,114)	(855,694)	(840,114)	(855,694)
	113,022	118,498	98,255	106,129

(Unit : Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	31 March 2002	31 December 2001	31 March 2002	31 December 2001
Related companies				
(Related by way of common directors)				
Alcatel (Thailand) Co., Ltd.	30,346	45,807	-	-
Trevi SPA	18,611	-	-	-
The Oriental Hotel (Thailand) Public Co., Ltd.	14,306	31,616	14,306	31,616
Others	65,059	19,770	9,957	7,060
	128,322	97,193	24,263	38,676
Outstanding balances and portion of other participants of joint venture				
Sumitomo-Italian-Thai Joint Venture	56,506	53,308	-	-
The Joint Venture of Italian-Thai Development Public Co., Ltd. together with Alcatel Contracting S.A.	47,632	37,553	-	-
Italian-Thai Development Public Co., Ltd. - Cogifer TF Joint Venture	38,947	85,306	-	-
Shimizu - ITD Joint Venture	18,259	4,023	-	-
I.C.C.T. Joint Venture	13,597	32,211	-	-
Others	28,792	33,466	-	-
	203,733	245,867	-	-
Less : Allowance for doubtful debts	(12,045)	(12,045)	-	-
	191,688	233,822	-	-
Total	433,032	449,513	1,355,348	1,529,588

The aging of outstanding balances are as follows :-

(Unit : Thousand Baht)

Overdue	CONSOLIDATED		THE COMPANY ONLY	
	31 March 2002	31 December 2001	31 March 2002	31 December 2001
Less than 3 months	255,184	323,398	1,118,162	1,352,733
3 - 6 months	41,151	8,795	47,612	12,440
6 - 12 months	13,069	84,540	26,873	92,441
More than 12 months	975,787	900,518	1,024,715	949,568
Total	1,285,191	1,317,251	2,217,362	2,407,182
Less : Allowance for doubtful debts	(852,159)	(867,738)	(862,014)	(877,594)
	433,032	449,513	1,355,348	1,529,588

The Company has set up an allowance for doubtful debts at the full amount of the major account receivable balances which are overdue more than 12 months.

6. SHORT-TERM LOANS AND ADVANCES TO RELATED COMPANIES

The outstanding balances as at 31 March 2002 and 31 December 2001 comprise the following :-

(Unit : Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	31 March 2002	31 December 2001	31 March 2002	31 December 2001
Subsidiaries and joint ventures				
The Joint Venture of Italian-Thai Development Public Co., Ltd. together with Alcatel Contracting S.A.	-	-	67,000	67,000
ION Joint Venture	-	-	61,153	78,703
Shimizu-ITD Joint Venture	-	-	22,040	24,596
ITO Joint Venture	-	-	400	36,667
Others	-	-	3,056	-
	-	-	153,649	206,966

(Unit : Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	31 March 2002	31 December 2001	31 March 2002	31 December 2001
Associated companies				
Italian-Thai Gypsum Co., Ltd.	4,600	4,600	4,600	4,600
Others	5,362	-	-	-
	9,962	4,600	4,600	4,600
Less : Allowance for doubtful debt	(4,600)	(4,600)	(4,600)	(4,600)
	5,362	-	-	-
Related companies				
(Related by way of common directors)				
Bangkok Mass Transit System Public Co., Ltd.	171,374	169,067	171,374	169,067
J.I. Telecom Co., Ltd., Philippines	22,903	22,616	-	-
Others	10,688	1,345	-	-
	204,965	193,028	171,374	169,067
Less : Allowance for doubtful debts	(194,277)	(191,683)	(171,374)	(169,067)
	10,688	1,345	-	-
Outstanding balances and portion of other participants in joint venture				
ION Joint Venture	37,303	-	-	-
The Joint Venture of Italian-Thai Development Public Co., Ltd. together with Alcatel Contracting S.A.	26,800	26,800	-	-
Others	13,464	14,757	-	-
	77,567	41,557	-	-
Total	93,617	42,902	153,649	206,966

The Company and its subsidiaries have set up an allowance for doubtful debts of approximately Baht 199 million which equal to aggregate outstanding balances of Italian-Thai Gypsum Co., Ltd., Bangkok Mass Transit System Public Co., Ltd and J.I. Telecom Co., Ltd., Philippines.

Significant movements in the short-term loans and advances to related companies balances during the three-month ended 31 March 2002 were as follows :-

(Unit : Thousand Baht)

	31 December	During the period		31 March
	2001	Increase	Decrease	2002
Subsidiaries and joint ventures				
ION Joint Venture	78,703	-	(17,550)	61,153
ITO Joint Venture	36,667	-	(36,267)	400
Shimizu-ITD Joint Venture	24,596	-	(2,556)	22,040
Related companies				
Bangkok Mass Transit System Public Co., Ltd.	169,067	2,307	-	171,374
J.I. Telecom Co., Ltd., Philippines	22,616	287	-	22,903
Outstanding balances and portion of other participants in joint venture				
ION Joint Venture	-	37,303	-	37,303

7. INVESTMENTS IN RELATED COMPANIES

7.1 Investments accounted for under equity method

(Unit : Thousand Baht)

	Nature of business	Paid up capital	Percentage of shareholding		Investment			
					Cost		Equity	
			31 March 2002	31 December 2001	31 March 2002	31 December 2001	31 March 2002	31 December 2001
			Percent	Percent				
The Company Only								
Investments in subsidiaries								
Turnkey Construction Development Co., Ltd.	Transport of untreated water	27,912	99.99	99.99	27,900	27,900	33,316	29,382
Myanmar ITD Co., Ltd.	Service agent for Myanmar companies	1,483	99.99	99.99	1,483	1,483	(12,588)	(11,710)
Italian-Thai Land Co., Ltd.	Real estate development	10,000	99.99	99.99	9,999	9,999	(475,202)	(469,515)
Italian-Thai International Co., Ltd.	Holding company	400,000	99.99	99.99	400,000	400,000	(188,364)	(279,870)
Southern Industries (1996) Co., Ltd.	Real estate development	100,000	99.99	99.99	100,000	100,000	69,409	69,411
PT. Thailindo Bara Pratama	Coal Digestion	12,406 Million IDR	99.99	-	54,140	-	47,782	-
Nha Pralarn Crushing Co., Ltd.	Rock quarrying, processing and distribution	1,000	99.91	99.91	999	999	(5,357)	(6,081)
Siam Concrete and Brick Products Co., Ltd.	Manufacturer and distributor of concrete products	84,000	99.70	99.70	82,296	82,296	93,374	97,191

(Unit : Thousand Baht)

	Nature of business	Paid up capital	Percentage of shareholding 31 March 2002	Percentage of shareholding 31 December 2001	Investment Cost 31 March 2002	Investment Cost 31 December 2001	Investment Equity 31 March 2002	Investment Equity 31 December 2001
			Percent	Percent				
Italthai Trevi Co., Ltd.	Foundation and piling work services	35,000	75.00	75.00	37,689	37,689	(8,767)	(10,909)
Palit Palang Ngan Co., Ltd.	Not yet operational	1,000	74.93	74.93	750	750	(71,125)	(71,125)
Asian Steel Products Co., Ltd.	Manufacture and distribution of steel pipes for civil construction	20,000	69.90	69.90	7,004	7,004	124,809	122,078
Thai Maruken Co., Ltd.	Lease and sale of sheet piles and beams	20,000	50.96	50.96	10,196	10,196	(67,254)	(66,221)
Total investments in subsidiaries					732,456	678,316	(459,967)	(597,369)
Investments in joint ventures								
Italian-Thai Development Public Co., Ltd. - Cogifer TF Joint Venture	Track doubling contractor	-	65.00	65.00	-	-	144,049	79,210
The Joint Venture of Italian-Thai Development Public Co., Ltd. together with Alcatel Contracting S.A.	Design, installation and laying of telephone lines	-	60.00	60.00	-	-	13,644	253,149
The Joint Venture of Italian-Thai Development Public Co., Ltd. and Skanska Lundby Aktiebolag	Design and construction of tunnels and underground power lines	-	60.00	60.00	-	-	(9,041)	(7,938)
Sumitomo - Italian-Thai Joint Venture	Design and construct of bridges	-	51.00	51.00	-	-	(16,118)	1,289
Italian-Thai - Nishimatsu Joint Venture	Design and construction of Bangprakong dam	-	50.80	50.80	-	-	4,301	3,210
Ando and Italian-Thai Development Joint Venture	Construction of semiconductor plant	-	45.00	45.00	-	-	(226,362)	(226,343)
Thai Ando and Italian - Thai Development Joint Venture	Construction of semiconductor plant	-	45.00	45.00	-	-	(42,272)	(42,260)
Shimizu - ITD Joint Venture	Contractor for construction of sheet		40.00	-	-	-	366	-
ION Joint Venture	Contractor for construction of under ground train track	-	39.00	39.00	-	-	51,694	35,216
I.C.C.T. Joint Venture	Construction and ground improvement at NBIA	-	25.00	25.00	-	-	47,699	47,631
NWR, ITD, CNT&AS Joint Venture	Design and construction of water treatment system	-	25.00	-	-	-	(183)	-
The Joint Venture of Evergreen Construction Corporation, Italian-Thai Development Public Company Limited and Pacific Electric Wire & Cable Company Limited	Construction services in Taiwan	-	25.00	25.00	-	-	203,090	162,779
Total investments in joint ventures					-	-	170,867	305,943
Investments in associated companies								
Praram 9 Square Hotel Ltd.	Hotel business	100,000	50.00	50.00	50,000	50,000	50,000	50,000
Less : Provision for loss on impairment of investments					(50,000)	(50,000)	(50,000)	(50,000)
					-	-	-	-
Italian-Thai Gypsum Co., Ltd.	Construction in Saudi Arabia	10,500	50.00	50.00	5,250	5,250	(5,249)	(5,249)
Joint Venture of Italian-Thai Development Public Co., Ltd. and Montcocol TP	Railway work	-	50.00	50.00	-	-	8,685	8,690
ATO Asia Turnouts Co., Ltd.	Production and distribution of turnouts for railway projects	5,000	49.00	49.00	2,450	2,450	15,740	12,921

(Unit : Thousand Baht)

	Nature of business	Paid up capital	Percentage of shareholding		Investment			
					Cost		Equity	
			31 March 2002	31 December 2001	31 March 2002	31 December 2001	31 March 2002	31 December 2001
			Percent	Percent				
Mcquay (Thailand) Co., Ltd.	Production and distribution of air conditioners	20,000	49.00	49.00	9,800	9,800	(4,488)	(3,745)
Siam Pacific Holding Co., Ltd.	Holding company	234,500	46.69	46.69	109,492	109,492	109,554	109,554
Pla-Daeng Co., Ltd.	Real estate development	450,000	46.67	46.67	250,000	250,000	(191,806)	(287,064)
Khunka Palang Thai Co., Ltd.	Not yet operational	1,000	39.94	39.94	400	400	(6,809)	(6,809)
Khunka Fai Fa Thai Co., Ltd.	Not yet operational	1,000	39.94	39.94	400	400	(5,445)	(5,445)
Palang Thai Kaowna Co., Ltd.	Not yet operational	1,000	39.94	39.94	400	400	(165)	(165)
Chantaburi Farm Co., Ltd.	Real estate development	100,000	35.72	35.72	21,429	21,429	19,378	22,815
Siam Steel Tower Co., Ltd.	Production and distribution of high voltage power line towers	15,000	35.00	35.00	1,312	1,312	2,845	4,114
Pacific-Thai Electric Wire & Cable Co., Ltd. (also indirectly held)	Production and distribution of copper wire	50,000	30.99	30.99	-	-	-	41,060
Thai Rent All Co., Ltd.	Construction machinery rental	25,000	30.00	30.00	7,500	7,500	6,049	6,794
Lao Softdrink Co., Ltd.	Production and distribution of soft drinks	2,448 million Kips	30.00	30.00	25,041	25,041	41,884	37,942
Asia Steel Corporation Co., Ltd.	Manufacture, import and export of steel	-	30.00	30.00	12,301	12,301	12,301	12,301
Anamarine Construction SND.BHD.	Construction contractor	65 Thousand RM	25.00	-	197	197	197	197
MCRP Construction Corporation, Philippines (also indirectly held)	Construction contractor	25 Million Peso	24.00	24.00	12,000	12,000	79	-
MCRP Holding Corporation, Philippines	Holding company	5 Million Peso	24.00	24.00	3,000	3,000	79	79
Imperial Technology Management Service Co., Ltd.	Initiation and establishment of Asian University of Science and Technology	787,350	22.23	22.23	175,000	175,000	178,593	178,625
Bangkok Steel Wire Co., Ltd.	Production and distribution of P.C. wire and P.C. strands	313,000	22.16	22.16	71,603	71,603	25,834	22,457
Praram 9 Square Ltd.	Shopping center development	750,000	20.00	20.00	150,000	150,000	150,000	150,000
Less : Provision for loss on impairment of investments					(150,000)	(150,000)	(150,000)	(150,000)
					-	-	-	-
Siam Pacific Electric Wire & Cable Co., Ltd. (also indirectly held)	Manufacturer of enamel coated wire	670,000	14.65	14.65	98,138	98,138	224,365	229,054
Total investments in associated companies					805,713	805,713	431,611	378,126
Total					1,538,169	1,484,029	142,511	86,700
Add : Provision for loss from investments under equity method					-	-	1,336,605	1,500,449
Total investments accounted for under equity method					1,538,169	1,484,029	1,479,116	1,587,149

(Unit : Thousand Baht)

	Nature of business	Paid up capital	Percentage of shareholding 31 March 2002	Percentage of shareholding 31 December 2001	Investment Cost 31 March 2002	Investment Cost 31 December 2001	Investment Equity 31 March 2002	Investment Equity 31 December 2001
			Percent	Percent				
Consolidated								
Investments in associated companies, directly held by the Company					805,713	805,713	431,611	378,126
Investment in associated companies, directly held by subsidiaries								
Bagan Hotel Holding (BVI) Co., Ltd.	Holding company	4.55 (million USD)	24.99	24.99	21,240	21,240	21,240	21,240
Less : Provision for loss on impairment of investments					(21,240)	(21,240)	(21,240)	(21,240)
					-	-	-	-
Natureway Resources Co., Ltd.	Holding company	40 (million USD)	30.00	30.00	296,700	296,700	296,700	296,700
Less : Provision for loss on impairment of investments					(296,700)	(296,700)	(296,700)	(296,700)
					-	-	-	-
Siam Pacific Holding Co., Ltd.	Holding company	234,500	4.30	4.30	10,103	10,103	19,922	19,922
Siam Pacific Electric Wire & Cable Co., Ltd.	Manufacture of coated enamel wire	670,000	2.84	2.84	9,062	9,062	40,362	40,362
Total					19,165	19,165	60,284	60,284
					824,878	824,878	491,895	438,410
Add : Share of loss over cost of investment					-	-	213,972	308,477
Total investments accounted for under equity method					824,878	824,878	705,867	746,887

The Company and its subsidiaries' equity interest in the above associated companies are mostly determined based on the financial statements prepared by the management of those companies and not yet reviewed by those companies' auditors.

7.2 Other long-term investments

(Unit : Thousand Baht)

	Nature of business	Percentage of shareholding 31 March 2002	Percentage of shareholding 31 December 2001	31 March 2002	31 December 2001
		Percent	Percent		
The Company Only					
Investments in other companies					
a) Non-listed securities					
Thepprathan Properties Ltd.	Real estate development	19.80	19.80	247,500	247,500
Less : Provision for loss on impairment of investments				(247,500)	(247,500)
				-	-

(Unit : Thousand Baht)

	Nature of business	Percentage of shareholding 31 March 2002	Percentage of shareholding 31 December 2001	31 March 2002	31 December 2001
		Percent	Percent		
Toyo Thai Corporation Ltd.	Construction contractor	16.25	16.25	16,250	16,250
M-Home SPV 3 Co., Ltd.	Real estate development	11.54	11.54	12	12
Less : Provision for loss on impairment of investments				(12)	(12)
				-	-
Bangkok Mass Transit System Public Co., Ltd.	Construction and management of Bangkok Mass Transit project	10.46	10.46	1,985,323	1,985,323
Less : Provision for loss on impairment of investments				(1,406,850)	(1,406,850)
				578,473	578,473
Siam Steel Syndicate Co., Ltd.	Steel manufacturer	10.90	10.90	54,500	54,500
Less : Provision for loss on impairment of investments				(54,500)	(54,500)
				-	-
Siam Fiber Optics Co., Ltd.	Manufacture and distribution of optic fibers	10.00	10.00	24,000	24,000
Medical Device Manufacturer (Thailand) Limited	Manufacture and distribution of medical products	6.95	6.95	25,034	25,034
Sosuco Granite Co., Ltd.	Rock quarrying and distribution	5.00	5.00	5,000	5,000
Less : Provision for loss on impairment of investments				(4,688)	(4,688)
				312	312
Time Regency Co., Ltd.	Real estate Development	4.58	4.58	58,225	58,225
Less : Provision for loss on impairment of investments				(58,225)	(58,225)
				-	-
Universal Education Co., Ltd.	Educational services	2.22	2.22	4,000	4,000
Metropolitan Water & Service Co., Ltd.	Water processing and distribution	0.59	0.59	147	147
Less : Provision for loss on impairment of investments				(147)	(147)
				-	-
The Bangkok Club Co., Ltd.	Entertainment services	0.44	0.44	3,000	3,000
The Exchange Square Co., Ltd.	Real estate development	Advance payment	Advance payment	5,000	5,000
Less : Provision for loss on impairment of investments				(5,000)	(5,000)
				-	-
Finance One Public Co., Ltd.	Finance business	-	-	585,000	585,000
Less : Provision for loss on impairment of investments				(585,000)	(585,000)
				-	-

(Unit : Thousand Baht)

	Nature of business	Percentage of shareholding 31 March 2002	Percentage of shareholding 31 December 2001	31 March 2002	31 December 2001
		Percent	Percent		
b) Listed securities					
Modern Home Development Public Co., Ltd.	Real estate development	11.32	11.32	237,608	237,608
Less : Provision for loss on impairment of investments				(237,608)	(237,608)
				-	-
Thai Telephone and Telecommunication Public Co., Ltd.	Construction and operation of telephone project	11.39	8.98	2,023,707	1,808,406
Less : Unrealised loss on changes in value of investments				(921,639)	(1,066,212)
				1,102,068	742,194
Total investments in other companies				1,753,137	1,393,263
Investment in subordinated convertible debentures issued by Bangkok Mass Transit System Public Co., Ltd.				1,031,799	1,031,799
Less : Provision for loss on impairment of investments				(734,667)	(734,667)
				297,132	297,132
Total other long-term investments in related companies				2,050,269	1,690,395
Consolidated					
Investments in other companies, directly held by the Company				2,050,269	1,690,395
Investments in other companies, directly held by subsidiaries					
a) Non-listed securities					
Time Regency Co., Ltd.	Real estate development	16.11	16.11	166,411	166,411
Less : Provision for loss on impairment of investments				(166,411)	(166,411)
				-	-
Island Country Telecommunication Co., Ltd.	Telecommunication services	15.74	15.74	28,140	28,140
Less : Provision for loss on impairment of investments				(28,140)	(28,140)
				-	-
J.I. Telecom Co., Ltd., Philippines	Telecommunication services	14.29	14.29	705	705
Less : Provision for loss on impairment of investments				(705)	(705)
				-	-
b) Listed securities					
Ciber Bay Corporation, Philippines (Formerly known as "Centenial City Incorporation Co., Ltd., Philippines")	Real estate development	14.63	14.63	301,887	308,692
Add : Unrealised gain (loss) on change in value of investments				15,942	(78,988)
				317,829	229,704
Total				317,829	229,704
Total investments in other companies				2,368,098	1,920,099

As described above, as at 31 March 2002 and 31 December 2001 the Company had investments in the shares of, and investments in debentures issued by Bangkok Mass Transit System Public Co., Ltd. totalling Baht 578 million and Baht 297 million, respectively, net of a provision of Baht 1,407 million and Baht 735 million, respectively for loss on devaluation of investment. As at 31 March 2002, the Company had a retention of approximately Baht 483 million (31 December 2001 : Baht 485 million) which is repayable to the Company under the terms of the construction contract. The Company is currently undergoing debt restructuring and the return on the above investments and the recoverability of the debts depends upon the results of this debt restructuring, and the operations of that company's electric train business. Nevertheless, the Company expects that the provision currently provided in the accounts will be adequate.

320,368,525 ordinary shares of Thai Telephone and Telecommunication Public Company Limited are subject to restrictions whereby the holders must hold the shares until Thai Telephone and Telecommunication finds a strategic partner, which is to be within 30 months of the end of the year 2001.

Under the conditions of the debt rescheduling agreements, if the Company disposes of certain of its investments, with a cost of approximately Baht 4,931 million as at 31 March 2002 and 31 December 2001, the Company must utilise an agreed portion of the proceeds to repay debts covered by the debt rescheduling agreements.

8. LONG-TERM LOANS AND ADVANCES TO RELATED COMPANIES

The outstanding balances as at 31 March 2002 and 31 December 2001 comprise the following (the interest rate has been determined by approximately market rate) :-

(Unit : Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	31 March 2002	31 December 2001	31 March 2002	31 December 2001
Subsidiaries and joint ventures				
Italian-Thai Land Co., Ltd.	-	-	536,793	531,104
Ando and Italian-Thai Development Joint Venture	-	-	230,400	230,400
Italian-Thai International Co., Ltd.	-	-	154,183	151,153
Palit Palang Ngan Co., Ltd.	-	-	94,181	94,181
Thai Ando and Italian-Thai Development Joint Venture	-	-	33,660	33,660
Others	-	-	44,809	44,961
	-	-	1,094,026	1,085,459
Associated companies				
Palang Thai Kaowna Co., Ltd.	334,316	334,316	334,316	334,316
Khunka Palang Thai Co., Ltd.	38,420	38,420	38,420	38,420
Pla - Daeng Co., Ltd.	59,075	59,075	59,075	59,075
Others	19,607	19,607	19,607	19,607
	451,418	451,418	451,418	451,418
Less : Provision for doubtful debts	(334,560)	(334,560)	(334,560)	(334,560)
	116,858	116,858	116,858	116,858
Related companies				
Amari Coastal Bay Development Ltd.	43,934	44,043	-	-
Others	1,345	-	-	-
	45,279	44,043	-	-
Less : Allowance for doubtful debts	(43,934)	(44,043)	-	-
	1,345	-	-	-
Total	118,203	116,858	1,210,884	1,202,317

Significant movements in the long-term loans and advances to related companies balances for the three-month ended 31 March 2002 were as follows :-

(Unit : Thousand Baht)

	31 December	During the period		31 March
	2001	Increase	Decrease	2002
Subsidiaries and joint ventures				
Italian-Thai Land Co., Ltd.	531,104	5,689	-	536,793
Italian -Thai International Co., Ltd.	151,153	3,030	-	154,183

Under the conditions of the debt rescheduling agreements if the Company disposes of certain of its loans, with a cost of approximately Baht 533 million, the Company must utilise an agreed portion of the proceeds to repay debts covered by the debt rescheduling agreements.

9. PROPERTY, PLANT AND EQUIPMENT

As at 31 March 2002 part of the Company's buildings, with an aggregate net book value of approximately Baht 873 million (31 December 2001 : Baht 887 million) are office building units of which ownership has not yet been transferred to the Company. In addition, under the conditions of the debt rescheduling agreements if the Company disposes of certain of its title deeds to land and condominium units, with a cost of approximately Baht 185 million, the Company must utilise an agreed portion of the proceeds to repay debts covered by the debt rescheduling agreements.

As at 31 March 2002, the Company and its subsidiary granted a bank the mortgage and power of attorney to register the mortgage of Baht 109.67 million (31 December 2001 : Baht 924 million) of land to secure credit facilities granted to the Company and its subsidiary by that bank.

10. LAND AND PROJECT DEVELOPMENT COST

As at 31 March 2002 and 31 December 2001, the subsidiaries' land and project developments are shown at cost which represent the costs of the land and interest expenses as detailed below :-

(Unit : Thousand Baht)

	31 March 2002	31 December 2001
Cost of land	404,504	404,504
Interest cost	42,854	42,854
Total	447,358	447,358
Less : Provision for loss on impairment of assets	(233,372)	(233,372)
	213,986	213,986

11. BANK OVERDRAFTS AND LOANS FROM FINANCIAL INSTITUTIONS

Part of loans from banks was used to finance certain specific projects (project finance). The banks require the Company to transfer the proceeds from the projects into the Company's accounts with those banks.

12. TRADE ACCOUNTS PAYABLE - RELATED COMPANIES

The outstanding balances as at 31 March 2002 and 31 December 2001 comprise the following :-

(Unit : Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	31 March 2002	31 December 2001	31 March 2002	31 December 2001
Subsidiaries and joint ventures				
I.C.C.T. Joint Venture	-	-	279,630	358,632
The Joint Venture of Italian-Thai Development Public Co., Ltd. together with Alcatel Contracting S.A.	-	-	113,045	103,214
Italthai Trevi Co., Ltd.	-	-	55,019	50,362
Thai Maruken Co., Ltd.	-	-	23,107	26,718
Asia Steel Products Co., Ltd.	-	-	14,875	36,682
Others	-	-	53,778	63,566
	-	-	539,454	639,174

(Unit : Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	31 March 2002	31 December 2001	31 March 2002	31 December 2001
Associated companies				
MCRP Construction Corporation, Philippines	115,179	107,143	115,179	107,143
ATO Asia Turnouts Ltd.	63,049	72,757	130	282
Bangkok Steel Wire Co., Ltd.	59,713	79,663	49,484	68,577
Thai Rent All Co., Ltd.	11,394	13,588	10,902	13,551
Others	18,625	16,747	18,597	16,737
	267,960	289,898	194,292	206,290
Related companies				
(Related by way of common directors)				
Siam Steel Syndicate Co., Ltd.	434,305	387,094	424,273	377,788
Alcatel Cable Contracting S.A.	95,977	90,183	-	-
Italthai Industrial Co., Ltd.	49,161	57,624	47,994	50,483
Trevi SPA	32,111	22,689	-	-
Cogifer TF	24,801	14,908	-	-
Alcatel Contracting (Thailand) Co., Ltd.	24,197	24,122	-	-
Trevi Contractor BV	17,429	15,175	-	-
Others	90,631	83,163	6,623	16,176
	768,612	694,958	478,890	444,447
Outstanding balances and portion of other participants in joint ventures				
I.C.C.T. Joint Venture	209,723	268,974	-	-
The Joint Venture of Italian-Thai Development Public Co., Ltd. together with Alcatel Contracting S.A.	45,218	41,286	-	-
ION Joint Venture	2,784	3,613	-	-
Others	14,049	12,166	-	-
	271,774	326,039	-	-
Total	1,308,346	1,310,895	1,212,636	1,289,911

13. SHORT-TERM LOANS AND ADVANCES FROM RELATED COMPANIES

The outstanding balances as at 31 March 2002 and 31 December 2001 comprise the following :-

(Unit : Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	31 March 2002	31 December 2001	31 March 2002	31 December 2001
Joint ventures				
The Joint Venture of Evergreen Construction Corporation, Italian-Thai Development Public Company Limited and Pacific Electric Wire & Cable Company Limited	-	-	155,688	-
The Joint Venture of Italian-Thai Development Public Co., Ltd. and Skanska Lundby Aktiebolag	-	-	18,116	17,983
NWR, ITD, CNT&AS Joint Venture	-	-	6,750	-
	-	-	180,554	17,983
Associated companies				
Others	51	73	-	-
	51	73	-	-
Related companies				
Jasmine International Public Company Limited	15,827	15,827	-	-
Alcatel France	-	59,060	-	-
Alcatel Thailand Co., Ltd.	-	29,735	-	-
Others	10,551	10,551	-	-
	26,378	115,173	-	-
Outstanding balances and portion of other participants in joint ventures				
The Joint Venture of Italian-Thai Development Public Co., Ltd. and Skanska Lundby Aktiebolag	7,246	7,193	-	-
Others	5,063	-	-	-
	12,309	7,193	-	-
	38,738	122,439	180,554	17,983

Significant movements in the short-term loans and advances from related companies balances during the three-month period ended 31 March 2002 were as follows :-

(Unit : Thousand Baht)

	31 December	During the period		31 March
	2001	Increase	Decrease	2002
Joint ventures				
The Joint Venture of Evergreen Construction Corporation, Italian-Thai Development Public Company Limited and Pacific Electric Wire & Cable Company Limited	-	155,688	-	155,688
The Joint Venture of Italian-Thai Development Public Co., Ltd. and Skanska Lundby Aktiebolag	17,983	133	-	18,116
NWR, ITD, CNT&AS Joint Venture	-	6,750	-	6,750
Related companies				
Alcatel France	59,060	-	(59,060)	-
Alcatel Thailand Co., Ltd.	29,735	-	(29,735)	-

14. LONG-TERM LOANS

Part of long-term loans from banks was used to finance certain specific projects (project finance). The banks require the Company to transfer the proceeds from the projects into the Company's accounts with those banks.

Nevertheless, due to the economic problems in Thailand, as at 31 March 2002 and 31 December 2001 the Company has been unable to comply with conditions specified in the rescheduling agreement, including the conditions relating to the repayment of principal of loans and to the payment of interest of loans. On 25 September 2001, the Central Bankruptcy Court ordered the rehabilitation of the Company's business and on 4 April 2002, the rehabilitation plan was approved by the Central Bankruptcy Court, as discussed in note 23 to the financial statements. However, the above loans have been presented in accordance with the terms and conditions of the agreement made in August 1999.

15. LONG-TERM LOANS FROM RELATED COMPANIES

As at 31 March 2002 and 31 December 2001, the outstanding balances comprise the following :-

(Unit : Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	31 March 2002	31 December 2001	31 March 2002	31 December 2001
Associated company				
Natureway Resources Co., Ltd.	368,646	371,686	-	-
	368,646	371,686	-	-
Related company				
Italthai Industrial Co., Ltd.	4,713	-	-	-
	4,713	-	-	-
	373,359	371,686	-	-

16. DEBENTURES

The conditions of issuance of the debentures include restrictions with regard to the maintenance of financial ratios and other covenants. As at 31 March 2002 and 31 December 2001 the required financial ratios could not be maintained. Furthermore, the Company has not yet been able to comply with a condition relating to the payment of interest and is undergoing rehabilitation of its business, as described in Note 1 to the financial statements.

17. RELATED PARTY TRANSACTIONS

During the period, the Company had significant business transactions with its subsidiaries, joint ventures, associated and related companies which related by way of shareholding or common shareholders and/or common directors by using the pricing policy as follows :-

	Pricing policy
Construction service income which involves sourcing materials	Cost plus margin
Construction service income which does not involve sourcing materials	Cost
Purchases of construction materials	Approximating market price
Purchases of construction services which involve sourcing materials	Cost plus margin
Purchases of construction services which do not involve sourcing materials	Cost

(Unit : Million Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	For the three-month ended 31 March		For the three-month ended 31 March	
	2002	2001	2002	2001
Transactions with subsidiaries and joint ventures				
Construction services and other income	-	-	704	698
Purchases of construction materials and services	-	-	84	117
Transactions with associated companies				
Construction services and other income	15	61	12	55
Purchases of construction materials and services	61	67	23	67
Transactions with other related companies				
Construction services and other income	18	114	9	23
Purchases of construction materials and services	269	288	131	92

Furthermore, the Company also had significant transactions with its related companies in respect of loans and advances.

The outstanding balances of the above transactions are presented as separate items in the balance sheets.

18. GUARANTEES

As at 31 March 2002 and 31 December 2001, there were outstanding guarantees of approximately Baht 12,556 million and Baht 9,789 million, respectively, issued by financial institutions on behalf of the Company, subsidiaries, and its joint ventures in respect of certain performance bonds required in the normal course of businesses of the Company, subsidiaries, and its joint ventures.

As at 31 March 2002 and 31 December 2001, there were guarantees of approximately Baht 1,486 million and 1,506 million, respectively, issued by the Company to financial institutions and its participants to secure credit facilities granted by those financial institutions to subsidiaries, associated companies and joint ventures. The Company had issued guarantees in proportion to its shareholding (except for Asian Steel Products Co., Ltd., Italthai Trevi Co., Ltd. and Siam Concrete and Brick Products Co., Ltd., for which the Company issued full guarantees for the credit facilities).

19. COMMITMENT

19.1 The Company entered into an agreement with a bank which granted a loan of USD 150 million to a customer of the Company for it to pay a construction service fee to the Company. The loan is repayable in semi-annual instalments until 2009. As at 31 March 2002 and 31 December 2001 the balance of the loan is USD 112.5 million. Under the agreement, every six months the Company agrees to pay the difference between the interest calculated on the loan at market rates and that calculated at the fixed rate which that customer agreed to pay to the bank.

19.2 As at 31 March 2002, the Company, a branch and the Company's joint venture had the outstanding commitment of NTD 1,033 million and Baht 2,058 million (31 December 2001 : NTD 1,073 million and Baht 2,568 million) in respect of subcontracted work.

19.3 As at 31 March 2002 and 31 December 2001, the Company and a joint venture had the following outstanding commitments as proportion of company in respect of purchases of materials and machinery :-

(Unit : Million)

	Consolidated		The Company Only	
Currency	31 March 2002	31 December 2001	31 March 2002	31 December 2001
Baht	400	529	153	330
EURO	3	16	3	11
JPY	1,585	4,115	1,585	4,115

20. CONTINGENT LIABILITIES

Since 2000, certain customers of the Company have taken legal action against the Company for breach of service agreements, claiming compensation totalling approximately Baht 109.7 million. The cases are currently pending judgment from the civil courts. Management is of the opinion that such lawsuits are a normal part of business and some are brought without grounds, and believes that no material liabilities will be incurred as a result of the lawsuits discussed above. Therefore no provision has been set aside in the accounts.

21. FINANCIAL INFORMATION BY SEGMENT

The Company's, its subsidiaries' and joint ventures' operations involve principally a single industry segment, in construction services, and are carried on in the single geographic area of Thailand (the Company also carries on business in Laos, Myanmar, Taiwan, Indonesia and Philippines, but, revenues and assets from those segments do not exceed 10 percent of the consolidated financial statements). As a result, all of the revenues, operating earnings (loss) and assets as reflected in these financial statements pertain to the aforementioned industry segment and geographic area.

22. FOREIGN CURRENCY ASSETS AND LIABILITIES

As at 31 March 2002, a joint venture (in the portion of the Company) had foreign currency liabilities of approximately Euro 1.58 million, which are covered by forward exchange contracts.

However, as at 31 March 2002, the group had the following assets and liabilities in foreign currencies which had not been hedged against foreign exchange risk :-

	CONSOLIDATED (Net)						
	USD million	Yen million	Lire million	FRF million	Kips million	EURO million	Peso million
Trade accounts payable	5	-	-	2	-	2	-
Trade accounts payable - related companies	1	22	43	-	-	-	11
Hire purchases payable	-	1,068	-	-	-	-	-
Short-term loans from financial institutions	-	28	-	-	-	-	-
Advances received from customers under construction contracts	-	68	-	-	-	-	-
Accrued interest expenses	14	303	-	-	-	-	-
Loans repayment due within :							
- one year	78	4,296	-	-	-	-	-
- two years	24	1,302	-	2	-	-	-
- three years	4	-	-	-	-	-	-
Assets in foreign currencies	76	3,915	-	-	777	-	377

	THE COMPANY ONLY (Net)			
	USD million	Yen million	Kips million	Peso million
Trade accounts payable - related companies	-	-	-	11
Hire purchases payable	-	1,068	-	-
Accrued interest expenses	14	303	-	-
Loans repayment due within :				
- one year	78	4,296	-	-
- two years	24	1,302	-	-
Assets in foreign currencies	75	2,397	777	-

The Company will earn future revenues in foreign currencies from the project of construction work of the underground structures - North from Metropolitan Rapid Transit Authority in an amount of approximately (including additional work) Yen 2,264 million. The construction period is from 1997 to 2002.

23. SUBSEQUENT EVENT

The Company submitted an application for business reorganization to the Central Bankruptcy Court on 4 September 2001 and the Central Bankruptcy Court, on 25 September 2001, accepted the Company to undergo business reorganization and appointed ITD Planner Company Limited to act as the Company's planner for the business reorganization. On 30 November 2001, ITD Planner Company Limited submitted the Company's business reorganization plan to the Central Bankruptcy Court. The Official Receiver convened a meeting of creditors to vote in respect of the approval of the business reorganization plan. The meeting of creditors approved the business reorganization plan on 24 December 2001 with a vote representing 80.45 percent. The Central Bankruptcy Court thereafter on 4 April 2002 approved such the business reorganization plan previously approved by the meeting of creditors.

24. RECLASSIFICATION OF ACCOUNTS

Certain amounts in the financial statements for the year 2001 have been reclassified to conform to the current year's classification, with no effect on previously reported net loss or shareholders' equity.

25. APPROVAL OF INTERIM FINANCIAL STATEMENTS

These interim financial statements have been approved by the Company's directors.